Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-150710) pertaining to the 2008 Omnibus Incentive Plan of Colfax Corporation of our report dated February 25, 2010 (except for the effects of the matters described in Note 2, as to which the date is  December 13, 2010) with respect to the consolidated financial statements and schedule of Colfax Corporation, and of our report dated February 25, 2010 (except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is December 13, 2010) with respect to the effectiveness of internal control over financial reporting of Colfax Corporation included in this Annual Report (Form 10-K/A) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Richmond, Virginia
December 13, 2010